SEC 19007796 N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CYNDX ADVISORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 3RD AVENUE, SUITE 1502
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES MCVEIGH 646.762.5514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 3RD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL BALLOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYNDX ADVISORS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Scribed to be before this
28th day of February 2019.

Notary Public

NESTOR J R[illegible]
Notary Public State [illegible] w York
Reg. No. [illegible]
Qualified in Bronx County
Commission Expires April 3, [illegible]

NESTOR ROSA
NOTARY PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO INC.)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2018

****

Pursuant to Rule 17a-5 (e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Cyndx Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company"), a wholly owned subsidiary of Cyndx Holdco Inc. as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 28, 2019

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018
(Dollars In Thousands)

ASSETS		
Cash	$	5,084
Accounts Receivable, net		980
Prepaid Expenses		51
Due from Affiliate		3
Other Assets		2
Total Assets	$	6,120
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Contract Liabilities	$	502
Accounts Payable and Accrued Expenses		448
Total Liabilities		950
MEMBER'S EQUITY		5,170
Total Liabilities and Member's Equity	$	6,120

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2018

1. ORGANIZATION

Cyndx Advisors LLC d/b/a CDX Advisors (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain financing transactions. The Company's clients consist of public and private companies both domestic and foreign representing a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco Inc. ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fair Value of Financial Instruments – At December 31, 2018, the carrying value of the Company's financial instruments, including accounts receivable, due from/to affiliate, and contract liabilities, approximate their fair values due to the nature of their short-term maturities.

Accounts Receivable and Allowance for Doubtful Accounts – The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends, and other information. As of December 31, 2018, the allowance for doubtful accounts for the Company amounted to $15,000.

Advisory Fees and Financing Fees – The Company earns advisory fees from providing strategic advisory and merger and acquisition advisory services. The Company also earns financing fees from sourcing debt, equity and equity-linked capital for clients ranging from small, high growth business to large, multi-national corporations. Revenue for mergers and acquisition advisory and financing arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for strategic advisory contracts, revenue is recognized over

time in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from clients prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, contract liabilities amounted to $501,666 which is included on the Statement of Financial Condition.

Recent Accounting Pronouncements:

ASU 2014-09 – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018.

The Company has evaluated the new guidance and opted to use the modified retrospective transition method, meaning the cumulative effect of applying the new guidance is recognized at the date of initial application as an adjustment to the January 1, 2018 member's equity which resulted in a reduction to the member's equity at January 1, 2018 of $616,098 and an increase to contract liabilities of $616,098. There was no effect on net income. The $616,098 was revenue from advisory and placement fee retainers previously recorded in 2017. For the year ended December 31, 2018, prior to the implementation of Topic 606 revenues would decrease by $114,432, members equity would increase by $501,666 and contract liabilities would decrease by $501,666 if the company did not implement Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guide in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019. A modified retrospective transition approach is required. While the Company continues to assess all of the recognition of new right of use assets and corresponding lease liabilities on the Company's statement of financial condition. The Company's evaluation of ASU 2016-02 is ongoing and may identify additional impacts on the Company's statement of financial condition.

Income Taxes and Unincorporated Business Tax – The Company is a single-member LLC and is a disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the financial statements with respect to the Company's earnings (losses). The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. ACCOUNTS RECEIVABLE (Dollars in thousands)

At December 31, 2018, accounts receivable consists of the following:

Accounts Receivable, net	$	970
Recoverable Expenses		10
	$	980

4. NOTES RECEIVABLE

On November 3, 2015 the Company provided a former employee with a loan in the amount of $30,000 bearing interest of 3% per annum, originally to be paid back by October 15, 2017 against future compensation. The Company extended the maturity of the loan on two occasions resulting in a revised maturity date of October 15, 2018. The Company has notified the recipient that the loan is in default and that collection proceedings have commenced. However, the Company has taken a full reserve allowance against the balance given the uncertainty of collection.

At December 31, 2018, notes receivable consist of the following (dollars in thousands):

Note Receivable	$	30
Less: Allowance		(30)
	$	-

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES (Dollars in thousands)

At December 31, 2018, accounts payable and accrued expenses consist of the following:

Commissions Accrued	$	365
Accounts Payable		64
Deferred Rent		19
	$	448

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space at one location in New York pursuant to the operating lease expiring on February 2020.

At December 31, 2018, the future minimum payments under this operating lease are as follows (dollars in thousands):

2019	$	345
2020		58
	$	403

Legal Matters - In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution

of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

7. RELATED PARTY TRANSACTIONS

The Company's leased space in New York required a security deposit. The security deposit has been provided by Holdco to the landlord, guaranteeing the lease.

The Company has a rental agreement in place with Holdco. Pursuant to this rental agreement, the Company remits monthly rental payments to Holdco for the use of certain furniture and equipment. For the year ended December 31, 2018, the total expenses charged by Holdco were $62,504, which is reflected on the Statement of Operations. At December 31, 2018, there are no outstanding balances due to Holdco related to these expenses.

Effective January 1, 2017, the Company entered into a licensing agreement with Cyndx Networks LLC (subsidiary of Holdco) for certain technology services used in support of its advisory and private placement clients. For the year ended December 31, 2018, $158,958 was paid to Cyndx Networks LLC for licensing fees and sales tax and is included in Communications and Information Systems on the Company's Statement of Operations. At December 31, 2018, $0 is due to Cyndx Networks LLC.

For the year ended December 31, 2018, the Company accrued discretionary compensation expense to management in the amount of $270,000, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition at December 31, 2018.

For the year ended December 31, 2018, the Company had $700,000 of advisory and financing fee revenue from an affiliate of Holdco.

Effective January 1, 2018, the Company and its affiliates (Holdco and Networks), entered into an agreement to allocate payroll for certain employees evenly across the Company, Holdco and Networks. For the year ended December 31, 2018, the allocated payroll expense amounted to approximately $480,000.

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities & Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $4,404,000, which exceeds the minimum computed capital requirement of $63,000 by $4,341,000. The Company's ratio of aggregate indebtedness to capital is .22 to 1.

9. EXEMPTION FROM RULE 15C3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exempted provisions of subparagraph (k)(2)(i).

10. CONCENTRATIONS

The Company recognized revenue from one client which represented approximately 65% of revenue for the year ended December 31, 2018. This client represents approximately 76% of the accounts receivable balance as of December 31, 2018.